Filed Pursuant to Rule 433
Registration Statement No 333-123972.

FINAL TERMSHEET
Issuer:	The Royal Bank of Scotland Group plc

Transaction Size:	U.S.$1,450,000,000 (58 MM Shares) with an option to purchase up to 8.7 MM additional shares to cover overallotments

Securities Issued:	American Depositary Shares, Series T representing Non-cumulative Dollar Preference Shares, Series T each with a liquidation preference of U.S.$25.00 per preference share

Expected Issue Ratings:	Aa3 (Moody’s) / A (Standard & Poor’s) / AA (Fitch )
Neg Outlook/Neg Outlook/Stable

Maturity:	Perpetual

Pricing Date:	20 September 2007

Settlement Date (T+5):	27 September 2007

Dividends:	Non cumulative dividends will be payable, at Issuer’s discretion, at a rate of 7.25%, or U.S.$ 1.8125, per annum per Series T Preference Share. Dividends will accrue from the date of the original issue and will be payable when, as and if declared by the board of directors of the Issuer

First Call Date:	31 December 2012

Call Features:	The Series T preference shares may be redeemed at the option of the Issuer in whole (but not in part) on any business day that falls on or after the First Call Date upon not less than 30 nor more than 60 days’ notice, at a redemption price of U.S.$25.00 per Series T preference share plus the dividends otherwise payable for the then-current dividend period accrued to, but excluding, the redemption date. Redemption of the Series T Preference Shares may be subject to the prior consent of the UK Financial Services Authority.

Dividend Payment Dates:	Payable quarterly in arrears on March 31, June 30, September 30 and December 31

First Dividend Payment Date:	31 December 2007 (long first dividend period)

U.S. Taxation:	Payments constitute QDI but are not DRD eligible. See Risk Factors and Tax Section of preliminary prospectus supplement for more information.

Re-offer Issue Price:	100% or U.S.$ 25.00 per Series T Preference Share

Net Proceeds:	U.S.$1,404,808,144

Liquidation Preference::	U.S.$25.00

Joint Bookrunners:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
Joint Bookrunners:	Greenwich Capital Markets, Inc.
Morgan Stanley & Co. Incorporated
UBS Securities LLC
Wachovia Capital Markets LLC
Co-Managers:	Banc of America Securities LLC
Lehman Brothers Inc
RBC Dain Rauscher Inc.

Cusip:	780097713

ISIN:	US7800977131

Listing:	NYSE

Distribution:	SEC registered

Settlement:	DTC and its participants, including Euroclear and Clearstream

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch toll-free: 866-500-5408, Morgan Stanley & Co. Incorporated toll free at 1-866-718-1649, UBS Securities LLC toll free at 1-888-722-9555 (attention Fixed Income Syndicate) or Wachovia Capital Markets, LLC toll-free at 1-866-289-1262.